UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized disclosure report

FREQUENCY ELECTRONICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	1-8061	11-1986657
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

55 CHARLES LINDBERGH BLVD., MITCHEL FIELD, N.Y.	11553
(Address of principal executive offices)	(Zip Code)

Steven Bernstein	516-794-4500
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1.   Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

(c) Conflict Minerals Report

Frequency Electronics, Inc. (the “Company”) evaluated its current product lines and determined that certain products we manufacture contain tin, tungsten, tantalum and/or gold (3TG) necessary to the production or functionality of such products.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014, the Company is filing herewith a Conflict Minerals Report, which is attached as Exhibit 1.01 and incorporated herein by reference.

The Company’s Conflict Minerals Policy is publicly available at the Company’s website: https://freqelec.com/vendors/. This Form SD, including the Company’s Conflict Minerals Report provided as Exhibit 1.01 hereto, is publicly available at the Company’s website: www.freqelec.com under Investor Relations/Financial/SEC Filings.  The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02  Exhibits

Exhibit 1.01  Conflict Minerals Report

Section 2.  Resource Extraction Issuer Disclosure

Item 2.01  Resource Extraction Issuer Disclosure and Report

Not applicable

Item 3.01   Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FREQUENCY ELECTRONICS, INC. (Registrant)

Date: May 29, 2026	By:	/s/ Steven L. Bernstein
Steven L. Bernstein
Chief Financial Officer, Secretary and Treasurer

Conflict Minerals Report

Frequency Electronics Inc. - For the Year Ended December 31, 2025

This Conflict Minerals Report for the year ended December 31, 2025 has been prepared by Frequency Electronics, Inc. (“Frequency” or the “Company,” “we,” “us,” or “our”) and is filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), on a consolidated basis, in accordance with the instructions to Form SD, as modified by the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the SEC on April 29, 2014 (the “SEC Statement”).

In accordance with the instructions to Form SD, as modified by the SEC Statement, this Report outlines the diligence measures undertaken by the Company to assess the source and chain of custody of necessary conflict minerals in its supply chain.  This Report is not subject to an independent private sector audit in accordance with the instructions to Form SD and the guidance set forth in the SEC Statement.

Company Overview

Frequency designs, develops and manufactures high precision timing, frequency control and synchronization products for space and terrestrial applications.  Frequency’s products are used in satellite payloads and in other commercial, government and military systems including C4ISR (“Command, Control, Communication, Computer, Intelligence, Security and Reconnaissance”), missiles, aircraft, GPS, secure radios, energy exploration and wireline and wireless communication networks.  Frequency has received over 100 awards of excellence for achievements in providing high performance electronic assemblies for over 150 space and Department of Defense programs.  The Company invests significant resources in research and development and strategic acquisitions world-wide to expand its capabilities and markets.

Introduction

For the 2025 calendar year, Frequency determined that tin, tungsten, tantalum, and/or gold (3TGs) were necessary to the functionality or production of products that were manufactured or contracted to be manufactured. Therefore, Frequency conducted a reasonable country of origin inquiry to determine whether any of the 3TGs in its products originated from Conflict-Affected and High-Risk Areas (CAHRAs), such as the Democratic Republic of the Congo (DRC) or an adjoining country (collectively referred to as the “Covered Countries”).

Based on the country of origin data, Frequency believes its products could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (from here on referred to “Section 1502 of the Dodd-Frank Act” or “the Rule”), due diligence was performed on the source and chain of custody of the 3TGs in question. The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework of the Organization for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum, and tungsten (the “OECD Guidance”).

Frequency is committed to complying with the requirements of the Rule and upholding responsible sourcing practices. As such, the Company has put into place a robust due diligence program to ensure its contributions to uphold responsible practices across the supply chain.

Conflict Minerals Program & Policy

The Company has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. Frequency adopted a conflict minerals policy articulating the conflict minerals supply chain due diligence process and the Company’s commitments to reporting obligations regarding conflict minerals. The policy is available online and can be found on our website https://freqelec.com/vendors/.

Description of Products

The Company’s largest business area is satellite payloads.  We provide master timing systems, power converters, and frequency generation, synthesis and distribution systems. Frequency’s products are also incorporated into a variety of C4ISR, secure communications and electronic warfare systems, on ground-based, sea-borne and air-borne platforms.

Our commercial markets also include network infrastructure and other industrial uses.  The Company’s products provide precise time distribution for communication networks. Based upon Frequency’s internal assessment, most of the electronic system and subsystem products that we manufacture contain one or more of the 3TGs that are necessary to their functionality or production (“Covered Products”).

Reasonable Country of Origin Inquiry

To determine whether necessary 3TGs in products originated in Conflict-Affected and High-Risk Areas, Frequency retained Assent Inc. (“Assent”), a third-party service provider, to assist us in reviewing the supply chain and identifying risks. The Company provided a list composed of suppliers and parts associated with the in-scope products to Assent for upload to the Assent Compliance Manager.

To trace materials, and demonstrate transparency procured by the supply chain, Frequency utilized the Conflict Minerals Reporting Template (CMRT) Version 6. 5 or higher to conduct a survey of all in-scope suppliers.

During the supplier survey, the Company contacted suppliers via the Assent Compliance Manager, a software-as-a-service (SaaS) platform provided by Assent that enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment and management.

Through the Assent Compliance Manager and the Assent team, the Company requested that all suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was included. Assent monitored and tracked all communications in the Assent Compliance Manager for future reporting and transparency. Frequency directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent.

The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

Suppliers are contacted regarding invalid forms and are encouraged to correct validated errors to resubmit a valid form. Suppliers are provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback Frequency tracks program gaps to account for future improvement opportunities.

For 2025, there were 271 suppliers in scope of the conflict minerals program and 180 provided a completed CMRT. Frequency’s total response rate 2025 was 66.42%. These metrics are summarized in the table below in order to assess progress over time:

Year	Suppliers in Scope	% Responded
2021	447	61.97%
2022	545	63.3%
2023	291	69.42%
2024	269	70.63%
2025	271	66.42%

Through reasonable due diligence practices, Frequency was able to take advantage of a broader set of country of origin data to complement efforts in establishing transparency in the supply chain. Based on the findings, Frequency was unable to determine all the possible countries that the 3TGs used in its products originated from. As such, Frequency performed further due diligence on the source and chain of custody of the minerals in question.

Due Diligence

Design of Due Diligence

Frequency designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance, and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully controlled by the Company. However, through active risk identification, and risk assessment, as well as continued outreach and process validation, risk gaps have been mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.

Due Diligence Performed

1) Establish Strong Company Management Systems

Internal Compliance Team

Frequency established a cross-functional Conflict Minerals Compliance Team led by Dave Tobias Vice President of Manufacturing, also comprising representatives from our purchasing, contracts, and finance teams. Subject matter experts from relevant functions such as purchasing, subcontracts, and engineering support this team. The Conflict Minerals Compliance Team is responsible for implementing our conflict minerals compliance strategy and briefing senior management about the results of our due diligence efforts.

The Company also uses a third-party service provider, Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that the Company may undertake with suppliers and/or respective stakeholders in regard to conflict minerals.

The Company leverages Assent’s Managed Services in order to work with dedicated program specialists who support Frequency’s conflict minerals program. The Company communicates regularly with the Assent team in order to receive updates on program status. Each member of Assent’s Customer Success team is trained in conflict minerals compliance and understands the intricacies of reporting templates such as CMRT and CMRs, as well as Section 1502 of the Dodd-Frank Act.

Control Systems

The Company expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to Frequency are “conflict free or responsibly sourced.” This means that the products should not contain minerals (3TGs) sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law either directly or indirectly. The Company expects direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

Frequency’s Supplier Code of Conduct applies to all direct suppliers and outlines certain expected behaviours and practices. This code of conduct is based on industry and internationally accepted principles such as the United Nations Guiding Principles on Business and Human Rights and the OECD Due Diligence Guidance. The Supplier Code of Conduct is provided to all direct suppliers. If a supplier does not meet the Company’s requirements, the relationship with this supplier will be evaluated. The Supplier Code of Conduct is reviewed annually to ensure it continues to align with industry best practices.

Supplier Engagement

Frequency has strong relationships with Tier 1 direct suppliers. Frequency has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support, and other multilingual resources. Frequency’s suppliers are able to leverage Assent’s team of supplier support specialists to ensure they receive appropriate support and understand how to properly complete a CMRT. Suppliers are provided guidance in their native language, if needed.

The Company engages with suppliers directly to request a valid (free of validated errors) CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, the Company has developed an internal procedure that includes supplier risk identification process that then leads to further steps of supplier engagement in the form of escalations, such as in-person meetings and/or corrective actions. Feedback from this engagement process has allowed the Company to oversee improvements in supplier responses and supplier compliance for this initiative.

Additionally, the Company’s Conflict Minerals Policy is included in supplier contracts, requiring new suppliers to read and accept the policy as a requirement of doing business with Frequency.

The Company continues to place a strong emphasis on supplier education and training. To accomplish this, Assent’s online resources are leveraged, and all in-scope suppliers have been provided with access to their library of conflict minerals training and support resources. Also, Assent’s automated feedback process that notifies suppliers of risks associated with their CMRT submission serves to educate suppliers of certain conflict minerals’ risks.

The Company believes that the combination of the Supplier Code of Conduct, Conflict Minerals Policy, and direct engagement with suppliers for conflict minerals training and support constitute a strong supplier engagement program.

Grievance Mechanisms

The Company established multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Frequency’s policies, including conflict minerals. Suppliers and others outside of Frequency may contact the Conflict Minerals Team.

Violations or grievances at the industry level can be reported to the Responsible Minerals Initiative (RMI) directly as well. This can be done at https://www.responsiblemineralsinitiative.org/minerals-due-diligence-container/risk-management/rmi-grievance-mechanism/

Maintain Records

The Company has adopted a policy to retain relevant documentation for a period of five years. Through Assent, a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented by the Company. The Company stores all of the information and findings from this process in a database that can be audited by internal or external parties.

2) Identifying & Assessing Risk in the Supply Chain

Supplier Risk Evaluation

Risks associated with Tier 1 suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which the Assent Compliance Manager identifies automatically based on established criteria. These risks are addressed by Assent staff and members of the Company’s internal Conflict Minerals Team, who engage with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”

Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. In cases where a company-level CMRT, rather than a product level CMRT is submitted, Frequency is unable to identify which smelters or refiners actually processed the 3TGs contained in the products.

Assent’s supplier risk assessment (flagging suppliers’ risk as high, medium, low) identifies problematic suppliers in a company’s supply chain. The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that takes into account multiple conflict minerals factors.

Smelter/Refiners Risk Evaluation

Other supply chain risks were identified by assessing the due diligence practices and audit status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent’s Smelter validation program compared listed facilities to the list of smelters/refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2025 calendar year.

Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (RMAP). Frequency does not have a direct relationship with smelters/refiners, and does not perform direct audits of the entities within its pre-supply chain. Smelters/refiners that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict free or responsibly sourced.” In cases where the smelter/refiner’s due diligence practices have not been audited against the RMAP standard or they are considered non-conformant by RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals.

Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

●	Geographic proximity to Conflict-Affected and High-Risk Areas
●	Known mineral source country of origin
●	RMAP audit status
●	Credible evidence of unethical or conflict sourcing
●	Peer assessments conducted by credible third-party sources
●	Sanctions risks

Risk mitigation activities are initiated whenever a supplier’s CMRT reports facilities of concern. Through Assent, suppliers with submissions that included any smelters/refiners of concern were immediately provided with feedback instructing suppliers to take their own independent risk mitigation actions. Examples include the submission of a product-specific CMRT to better identify the connection to products that they supply to Frequency. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these smelters/refiners of concern from the supply chain.

In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.

Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

3) Design & Implement A Strategy to Respond to Risks

Together with Assent, Frequency developed processes to assess and respond to the risks identified in the supply chain. Frequency has a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations.

Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. In cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, the Company will assess if replacing that supplier is feasible. The results of the program and risk assessment are shared with the Conflict Minerals Team and the Frequency’s leadership team to ensure transparency within the Company.

4) Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Frequency does not have a direct relationship with any 3TG smelters/refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters/refiners (industry-recognized audit/assessment programs). As an example, RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters/refiners that agree to participate in the program.

Assent directly engages smelters/refiners that are not currently enrolled in an industry-recognized audit/assessment program to encourage their participation Frequency is a signatory of these communications in accordance with the requirements of downstream companies detailed in the OECD Guidance.

5) Report Annually on Supply Chain Due Diligence

Frequency has published the Form SD for the year ended December 31, 2025. This report is available on Company’s website: www.freqelec.com under Investor Relations/Financial/SEC Filings. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein.

The Company will continue to expand efforts both for transparency through the data collection process and risk evaluation, as well as the disclosure of efforts through the form of public report.

Due Diligence Results

Supply Chain Outreach Results

Supply chain outreach is required to identify the upstream sources of origin of 3TGs. Following the industry standard process, CMRTs are sent to and requested from Tier 1 suppliers, who are expected to follow this process until the smelter and refiner sources are identified.

Upstream Data Transparency

Appendix A includes all smelters/refiners that suppliers listed in completed CMRTs that met the recognized definition of a 3TGs processing facility and were operational during the 2025 calendar year. As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters/refiners may not be able to discern exactly which company’s product lines the materials may end up in. As a result, those providing the smelters/refiners have the practice to list all smelters/refiners they may purchase from within the reporting period. Therefore, the smelters/refiners (as sources) listed in Appendix A are likely to be more comprehensive than the list of smelters/refiners that actually processed the 3TGs contained in the Company’s products.

Although the potential for over-reporting is understood, Frequency has taken measures to validate all smelter/refiner data against validated audit programs and databases intended to verify the material types and mine sources of origin. From the gathered responses, 36 smelters that potentially posed a risk due to the presence of some red flag indicators were identified.

Suppliers that identified these specific smelters of concern on their CMRT were contacted in accordance with the OECD Guidance, as stipulated in the previous sections. The following chart outlines the number of smelters/refiners on Appendix A that are RMAP conformant, RMAP active, not enrolled or non-conformant.

Categories of Smelters/Refiners	Number of identified smelters/refiners
RMAP Conformant	206
RMAP Active	10
Not Enrolled	78
Non-Conformant	38

Country of Origin

Appendix B includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on reasonable identification of country-of-origin data obtained via Assent’s supply chain database or alternative RCOI data obtained by Frequency. As mentioned in the above section, it is understood that overreporting might occur which could result in Appendix B having more countries than those strictly relevant to the Company’s products.

Steps to Be Taken to Mitigate Risk

For 2026, Frequency intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in the Company’s products could originate from Conflict-Affected and High-Risk Areas:

●	Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
●	Using a comprehensive smelter/refiner library with detailed status and notes for each entity.
●	Scanning for verifiable media sources on each smelter/refiner to flag risk issues.
●	Comparing the list of smelters/refiners against government watch and denied parties lists.
●	Engage with suppliers more closely and provide more information and training resources regarding responsible sourcing of 3TGs.
●	Encourage suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.
●	Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as included in the terms and conditions of each purchase order issued.
●	Following the OECD Guidance process, increase the emphasis on clean and validated smelter/refiner information from the supply chain through feedback and detailed smelter/refiner analysis.

Appendix A: Smelter List

Metal	Smelter Name	Smelter Facility Location	Smelter ID	RMAP Audit Status
Tin	Minsur	Peru	CID001182	Conformant
Gold	Royal Canadian Mint	Canada	CID001534	Conformant
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium	CID001980	Conformant
Tin	EM Vinto	Bolivia (Plurinational State Of)	CID000438	Conformant
Tin	Mineracao Taboca S.A.	Brazil	CID001173	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State Of)	CID001337	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	CID001477	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	CID001482	Conformant
Gold	Solar Applied Materials Technology Corp.	Taiwan, Province Of China	CID001761	Conformant
Tin	Thaisarco	Thailand	CID001898	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	CID002036	Conformant
Tin	Aurubis Beerse	Belgium	CID002773	Conformant
Tin	Tin Technology & Refining	United States Of America	CID003325	Conformant
Gold	Agosi AG	Germany	CID000035	Conformant
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Brazil	CID000058	Conformant
Gold	Argor-Heraeus S.A.	Switzerland	CID000077	Conformant
Gold	Aurubis AG	Germany	CID000113	Conformant
Gold	Boliden Ronnskar	Sweden	CID000157	Conformant
Gold	C. Hafner GmbH + Co. KG	Germany	CID000176	Conformant
Gold	Chimet S.p.A.	Italy	CID000233	Conformant

Tin	Alpha Assembly Solutions Inc	United States Of America	CID000292	Conformant
Gold	Dowa	Japan	CID000401	Conformant
Tin	Fenix Metals	Poland	CID000468	Conformant
Gold	Heimerle + Meule GmbH	Germany	CID000694	Conformant
Gold	Heraeus Metals Hong Kong Ltd.	China	CID000707	Conformant
Gold	Istanbul Gold Refinery	Turkey	CID000814	Conformant
Gold	Asahi Refining USA Inc.	United States Of America	CID000920	Conformant
Gold	Asahi Refining Canada Ltd.	Canada	CID000924	Conformant
Tin	China Tin Group Co., Ltd.	China	CID001070	Conformant
Tin	Metallic Resources, Inc.	United States Of America	CID001142	Conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	CID001149	Conformant
Gold	Metalor Technologies S.A.	Switzerland	CID001153	Conformant
Gold	Metalor USA Refining Corporation	United States Of America	CID001157	Conformant
Tin	Mitsubishi Materials Corporation	Japan	CID001191	Conformant
Gold	MKS PAMP SA	Switzerland	CID001352	Conformant
Tin	PT Mitra Stania Prima	Indonesia	CID001453	Conformant
Tin	Rui Da Hung	Taiwan, Province Of China	CID001539	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	CID001875	Conformant
Gold	United Precious Metal Refining, Inc.	United States Of America	CID001993	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	CID002503	Conformant
Tin	Aurubis Berango	Spain	CID002774	Conformant
Gold	Advanced Chemical Company	United States Of America	CID000015	Conformant
Gold	Aida Chemical Industries Co., Ltd.	Japan	CID000019	Conformant

Gold	Asaka Riken Co., Ltd.	Japan	CID000090	Conformant
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China	CID000218	Conformant
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	CID000228	Conformant
Gold	Chugai Mining	Japan	CID000264	Conformant
Tin	PT Premium Tin Indonesia	Indonesia	CID000313	Conformant
Gold	DSC (Do Sung Corporation)	Korea, Republic Of	CID000359	Conformant
Tin	Dowa	Japan	CID000402	Conformant
Gold	Eco-System Recycling Co., Ltd. East Plant	Japan	CID000425	Conformant
Gold	LT Metal Ltd.	Korea, Republic Of	CID000689	Conformant
Tungsten	Japan New Metals Co., Ltd.	Japan	CID000825	Conformant
Gold	Materion	United States Of America	CID001113	Conformant
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	CID001152	Conformant
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico	CID001161	Conformant
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	CID001193	Conformant
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan	CID001325	Conformant
Tin	PT Prima Timah Utama	Indonesia	CID001458	Conformant
Gold	SEMPSA Joyeria Plateria S.A.	Spain	CID001585	Conformant
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	CID001622	Conformant
Gold	Shandong Gold Smelting Co., Ltd.	China	CID001916	Conformant
Tungsten	Wolfram Bergbau und Hutten AG	Austria	CID002044	Conformant
Gold	Yamakin Co., Ltd.	Japan	CID002100	Conformant

Gold	Yokohama Metal Co., Ltd.	Japan	CID002129	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	CID002158	Non Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	CID002180	Conformant
Gold	SAFINA A.S.	Czechia	CID002290	Conformant
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil	CID002468	Conformant
Tungsten	H.C. Starck Tungsten GmbH	Germany	CID002541	Conformant
Tungsten	TANIOBIS Smelting GmbH & Co. KG	Germany	CID002542	Conformant
Tungsten	Masan High-Tech Materials	Viet Nam	CID002543	Conformant
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	CID002551	Conformant
Gold	REMONDIS PMR B.V.	Netherlands	CID002582	Conformant
Tin	PT Rajehan Ariq	Indonesia	CID002593	Conformant
Tin	PT Cipta Persada Mulia	Indonesia	CID002696	Conformant
Tin	Super Ligas	Brazil	CID002756	Conformant
Tin	PT Bangka Prima Tin	Indonesia	CID002776	Conformant
Gold	WIELAND Edelmetalle GmbH	Germany	CID002778	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	CID003116	Conformant
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China	CID003190	Conformant
Tin	PT Mitra Sukses Globalindo	Indonesia	CID003449	Conformant
Tin	CRM Synergies	Spain	CID003524	Conformant
Tin	PT Putera Sarana Shakti (PT PSS)	Indonesia	CID003868	Conformant
Tin	Malaysia Smelting Corporation Berhad (Port Klang)	Malaysia	CID004434	Conformant

Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan	CID000041	Conformant
Gold	Asahi Pretec Corp.	Japan	CID000082	Conformant
Tungsten	Kennametal Huntsville	United States Of America	CID000105	Conformant
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Philippines	CID000128	Conformant
Gold	CCR Refinery - Glencore Canada Corporation	Canada	CID000185	Conformant
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	CID000258	Conformant
Tin	Estanho de Rondonia S.A.	Brazil	CID000448	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	CID000538	Conformant
Tungsten	Global Tungsten & Powders LLC	United States Of America	CID000568	Conformant
Gold	Heraeus Germany GmbH Co. KG	Germany	CID000711	Conformant
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China	CID000801	Conformant
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	CID000807	Conformant
Gold	Japan Mint	Japan	CID000823	Conformant
Gold	Jiangxi Copper Co., Ltd.	China	CID000855	Conformant
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	CID000937	Conformant
Gold	Kazzinc	Kazakhstan	CID000957	Conformant
Gold	Kennecott Utah Copper LLC	United States Of America	CID000969	Conformant
Gold	Kojima Chemicals Co., Ltd.	Japan	CID000981	Conformant
Gold	LS MnM Inc.	Korea, Republic Of	CID001078	Conformant
Gold	Matsuda Sangyo Co., Ltd.	Japan	CID001119	Conformant

Gold	Metalor Technologies (Suzhou) Ltd.	China	CID001147	Conformant
Gold	Mitsubishi Materials Corporation	Japan	CID001188	Conformant
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey	CID001220	Conformant
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan	CID001236	Conformant
Gold	Nihon Material Co., Ltd.	Japan	CID001259	Conformant
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	CID001314	Conformant
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia	CID001397	Conformant
Gold	PX Precinox S.A.	Switzerland	CID001498	Conformant
Gold	Rand Refinery (Pty) Ltd.	South Africa	CID001512	Conformant
Gold	Sichuan Tianze Precious Metals Co., Ltd.	China	CID001736	Conformant
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	CID001798	Conformant
Gold	Tokuriki Honten Co., Ltd.	Japan	CID001938	Conformant
Gold	Valcambi S.A.	Switzerland	CID002003	Conformant
Gold	Western Australian Mint (T/a The Perth Mint)	Australia	CID002030	Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	China	CID002082	Conformant
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	CID002224	Conformant
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	CID002320	Conformant
Gold	MMTC-PAMP India Pvt., Ltd.	India	CID002509	Conformant
Gold	KGHM Polska Miedz Spolka Akcyjna	Poland	CID002511	Conformant
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	CID002517	Conformant

Tin	CV Ayi Jaya	Indonesia	CID002570	Conformant
Gold	T.C.A S.p.A	Italy	CID002580	Conformant
Tungsten	Niagara Refining LLC	United States Of America	CID002589	Conformant
Gold	Korea Zinc Co., Ltd.	Korea, Republic Of	CID002605	Conformant
Gold	TOO Tau-Ken-Altyn	Kazakhstan	CID002615	Conformant
Tin	Resind Industria e Comercio Ltda.	Brazil	CID002706	Conformant
Gold	Abington Reldan Metals, LLC	United States Of America	CID002708	Conformant
Gold	Italpreziosi	Italy	CID002765	Conformant
Gold	SungEel HiMetal Co., Ltd.	Korea, Republic Of	CID002918	Conformant
Gold	Planta Recuperadora de Metales SpA	Chile	CID002919	Conformant
Gold	NH Recytech Company	Korea, Republic Of	CID003189	Conformant
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China	CID003397	Conformant
Gold	Eco-System Recycling Co., Ltd. North Plant	Japan	CID003424	Conformant
Gold	Eco-System Recycling Co., Ltd. West Plant	Japan	CID003425	Conformant
Tin	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	Brazil	CID003486	Active
Gold	Metal Concentrators SA (Pty) Ltd.	South Africa	CID003575	Conformant
Gold	Gold by Gold Colombia	Colombia	CID003641	Conformant
Gold	Coimpa Industrial LTDA	Brazil	CID004010	Conformant

Tin	Takehara PVD Materials Plant / PVD Materials Division of MITSUI MINING & SMELTING CO., LTD.	Japan	CID004403	Conformant
Gold	Impala Platinum - Platinum Metals Refinery (PMR)	South Africa	CID004714	Conformant
Gold	Elite Industech Co., Ltd.	Taiwan, Province Of China	CID004755	Conformant
Tungsten	A.L.M.T. Corp.	Japan	CID000004	Conformant
Gold	Caridad	Mexico	CID000180	Outreach Required
Gold	Cendres + Metaux S.A.	Switzerland	CID000189	Non Conformant
Gold	Yunnan Copper Industry Co., Ltd.	China	CID000197	Outreach Required
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	China	CID000291	Conformant
Tin	PT Aries Kencana Sejahtera	Indonesia	CID000309	In Communication
Gold	Daye Non-Ferrous Metals Mining Ltd.	China	CID000343	Outreach Required
Tantalum	F&X Electro-Materials Ltd.	China	CID000460	Conformant
Gold	JSC Novosibirsk Refinery	Russian Federation	CID000493	RMI Due Diligence Review - Unable to Proceed
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	CID000555	Non Conformant
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	China	CID000616	Conformant
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China	CID000671	Outreach Required
Gold	Hunan Chenzhou Mining Co., Ltd.	China	CID000767	Outreach Required
Tungsten	Hunan Jintai New Material Co., Ltd.	China	CID000769	Non Conformant

Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	China	CID000773	Outreach Required
Gold	HwaSeong CJ CO., LTD.	Korea, Republic Of	CID000778	Communication Suspended - Not Interested
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China	CID000914	Conformant
Tantalum	Jiujiang Tanbre Co., Ltd.	China	CID000917	Conformant
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Russian Federation	CID000927	RMI Due Diligence Review - Unable to Proceed
Gold	JSC Uralelectromed	Russian Federation	CID000929	RMI Due Diligence Review - Unable to Proceed
Tin	Gejiu Kai Meng Industry and Trade LLC	China	CID000942	Non Conformant
Gold	Kazakhmys Smelting LLC	Kazakhstan	CID000956	Outreach Required
Tungsten	Kennametal Fallon	United States Of America	CID000966	Conformant
Gold	Kyrgyzaltyn JSC	Kyrgyzstan	CID001029	Non Conformant
Gold	Lingbao Gold Co., Ltd.	China	CID001056	Outreach Required
Tantalum	AMG Brasil	Brazil	CID001076	Conformant
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China	CID001093	Outreach Required
Tantalum	Metallurgical Products India Pvt., Ltd.	India	CID001163	Conformant
Tantalum	Mineracao Taboca S.A.	Brazil	CID001175	Conformant
Tantalum	Mitsui Mining and Smelting Co., Ltd.	Japan	CID001192	Conformant
Tantalum	NPM Silmet AS	Estonia	CID001200	Conformant
Gold	Moscow Special Alloys Processing Plant	Russian Federation	CID001204	RMI Due Diligence Review - Unable to Proceed
Tin	Jiangxi New Nanshan Technology Ltd.	China	CID001231	Active

Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	CID001277	Conformant
Tin	Novosibirsk Tin Combine	Russian Federation	CID001305	RMI Due Diligence Review - Unable to Proceed
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	Russian Federation	CID001326	RMI Due Diligence Review - Unable to Proceed
Gold	Penglai Penggang Gold Industry Co., Ltd.	China	CID001362	Outreach Required
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation	CID001386	RMI Due Diligence Review - Unable to Proceed
Tin	PT Artha Cipta Langgeng	Indonesia	CID001399	Active
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	China	CID001522	Conformant
Gold	Sabin Metal Corp.	United States Of America	CID001546	Communication Suspended - Not Interested
Gold	Samduck Precious Metals	Korea, Republic Of	CID001555	Non Conformant
Gold	Samwon Metals Corp.	Korea, Republic Of	CID001562	Communication Suspended - Not Interested
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	China	CID001619	Outreach Required
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation	CID001756	RMI Due Diligence Review - Unable to Proceed
Tantalum	Solikamsk Magnesium Works OAO	Russian Federation	CID001769	RMI Due Diligence Review - Unable to Proceed
Gold	Super Dragon Technology Co., Ltd.	Taiwan, Province Of China	CID001810	Outreach Required

Tantalum	Taki Chemical Co., Ltd.	Japan	CID001869	Conformant
Tantalum	Telex Metals	United States Of America	CID001891	Conformant
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	CID001908	Non Conformant
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China	CID001909	Outreach Required
Gold	Tongling Nonferrous Metals Group Co., Ltd.	China	CID001947	Outreach Required
Gold	Torecom	Korea, Republic Of	CID001955	Non Conformant
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan	CID001969	Conformant
Tin	VQB Mineral and Trading Group JSC	Viet Nam	CID002015	Outreach Required
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China	CID002243	Conformant
Gold	Morris and Watson	New Zealand	CID002282	Outreach Required
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	China	CID002313	Communication Suspended - Not Interested
Gold	Umicore Precious Metals Thailand	Thailand	CID002314	Non Conformant
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	CID002315	Non Conformant
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China	CID002316	Conformant
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China	CID002317	Conformant
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China	CID002319	Conformant
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	CID002321	Conformant
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China	CID002492	Conformant

Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	CID002494	Conformant
Tin	Melt Metais e Ligas S.A.	Brazil	CID002500	Non Conformant
Tungsten	Asia Tungsten Products Vietnam Ltd.	Viet Nam	CID002502	Conformant
Tantalum	D Block Metals, LLC	United States Of America	CID002504	Conformant
Tantalum	FIR Metals & Resource Ltd.	China	CID002505	Conformant
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China	CID002506	Conformant
Tantalum	XinXing HaoRong Electronic Material Co., Ltd.	China	CID002508	Conformant
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China	CID002512	Conformant
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	China	CID002513	Non Conformant
Gold	Fidelity Printers and Refiners Ltd.	Zimbabwe	CID002515	RMI Due Diligence Review - Unable to Proceed
Gold	Singway Technology Co., Ltd.	Taiwan, Province Of China	CID002516	Non Conformant
Gold	Shandong Humon Smelting Co., Ltd.	China	CID002525	Outreach Required
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	China	CID002527	Outreach Required
Tantalum	KEMET de Mexico	Mexico	CID002539	Conformant
Tantalum	TANIOBIS Co., Ltd.	Thailand	CID002544	Conformant
Tantalum	TANIOBIS GmbH	Germany	CID002545	Conformant
Tantalum	Materion Newton Inc.	United States Of America	CID002548	Conformant
Tantalum	TANIOBIS Japan Co., Ltd.	Japan	CID002549	Conformant

Tantalum	TANIOBIS Smelting GmbH & Co. KG	Germany	CID002550	Conformant
Tantalum	Global Advanced Metals Boyertown	United States Of America	CID002557	Conformant
Tantalum	Global Advanced Metals Aizu	Japan	CID002558	Conformant
Gold	Al Etihad Gold Refinery DMCC	United Arab Emirates	CID002560	Non Conformant
Gold	Emirates Gold DMCC	United Arab Emirates	CID002561	Non Conformant
Gold	International Precious Metal Refiners	United Arab Emirates	CID002562	Outreach Required
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Viet Nam	CID002572	Non Conformant
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	Viet Nam	CID002573	Outreach Required
Gold	Fujairah Gold FZC	United Arab Emirates	CID002584	Outreach Required
Gold	Shirpur Gold Refinery Ltd.	India	CID002588	Outreach Required
Gold	Marsam Metals	Brazil	CID002606	Non Conformant
Tungsten	China Molybdenum Tungsten Co., Ltd.	China	CID002641	Conformant
Tungsten	Hydrometallurg, JSC	Russian Federation	CID002649	RMI Due Diligence Review - Unable to Proceed
Tin	An Vinh Joint Stock Mineral Processing Company	Viet Nam	CID002703	Outreach Required
Tantalum	Resind Industria e Comercio Ltda.	Brazil	CID002707	Conformant
Tungsten	Unecha Refractory metals plant	Russian Federation	CID002724	Non Conformant
Gold	Shenzhen CuiLu Gold Co., Ltd.	China	CID002750	Outreach Required
Gold	Albino Mountinho Lda.	Portugal	CID002760	Outreach Required
Gold	SAAMP	France	CID002761	Non Conformant
Gold	L'Orfebre S.A.	Andorra	CID002762	Non Conformant

Gold	8853 S.p.A.	Italy	CID002763	Non Conformant
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Austria	CID002779	Active
Tantalum	Jiangxi Tuohong New Raw Material	China	CID002842	Conformant
Tungsten	Moliren Ltd.	Russian Federation	CID002845	RMI Due Diligence Review - Unable to Proceed
Gold	AU Traders and Refiners	South Africa	CID002850	Non Conformant
Gold	GGC Gujrat Gold Centre Pvt. Ltd.	India	CID002852	Non Conformant
Gold	Modeltech Sdn Bhd	Malaysia	CID002857	Non Conformant
Tin	Modeltech Sdn Bhd	Malaysia	CID002858	Non Conformant
Gold	Bangalore Refinery	India	CID002863	Conformant
Gold	Kyshtym Copper-Electrolytic Plant ZAO	Russian Federation	CID002865	RMI Due Diligence Review - Unable to Proceed
Gold	Degussa Sonne / Mond Goldhandel GmbH	Germany	CID002867	Outreach Required
Gold	Pease & Curren	United States Of America	CID002872	Communication Suspended - Not Interested
Gold	JALAN & Company	India	CID002893	Outreach Required
Gold	ABC Refinery Pty Ltd.	Australia	CID002920	Outreach Required
Gold	Safimet S.p.A	Italy	CID002973	Non Conformant
Gold	State Research Institute Center for Physical Sciences and Technology	Lithuania	CID003153	Outreach Required
Gold	African Gold Refinery	Uganda	CID003185	RMI Due Diligence Review - Unable to Proceed
Gold	Gold Coast Refinery	Ghana	CID003186	Outreach Required
Gold	QG Refining, LLC	United States Of America	CID003324	Outreach Required
Gold	Dijllah Gold Refinery FZC	United Arab Emirates	CID003348	Outreach Required

Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	China	CID003356	Non Conformant
Tin	Ma'anshan Weitai Tin Co., Ltd.	China	CID003379	Non Conformant
Tin	PT Masbro Alam Stania	Indonesia	CID003380	Non Conformant
Gold	CGR Metalloys Pvt Ltd.	India	CID003382	Outreach Required
Gold	Sovereign Metals	India	CID003383	Outreach Required
Tin	Luna Smelter, Ltd.	Rwanda	CID003387	Conformant
Tungsten	Lianyou Metals Co., Ltd.	Taiwan, Province Of China	CID003407	Conformant
Tungsten	JSC "Kirovgrad Hard Alloys Plant"	Russian Federation	CID003408	RMI Due Diligence Review - Unable to Proceed
Tin	Precious Minerals and Smelting Limited	India	CID003409	Non Conformant
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	China	CID003410	Outreach Required
Tungsten	NPP Tyazhmetprom LLC	Russian Federation	CID003416	RMI Due Diligence Review - Unable to Proceed
Tungsten	Hubei Green Tungsten Co., Ltd.	China	CID003417	Conformant
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Brazil	CID003427	Non Conformant
Gold	Augmont Enterprises Private Limited	India	CID003461	Non Conformant
Gold	Kundan Care Products Ltd.	India	CID003463	Outreach Required
Tungsten	Cronimet Brasil Ltda	Brazil	CID003468	Conformant
Gold	Emerald Jewel Industry India Limited (Unit 1)	India	CID003487	Outreach Required
Gold	Emerald Jewel Industry India Limited (Unit 2)	India	CID003488	Outreach Required

Gold	Emerald Jewel Industry India Limited (Unit 3)	India	CID003489	Outreach Required
Gold	Emerald Jewel Industry India Limited (Unit 4)	India	CID003490	Outreach Required
Gold	K.A. Rasmussen	Norway	CID003497	Outreach Required
Gold	Alexy Metals	United States Of America	CID003500	Non Conformant
Gold	MD Overseas	India	CID003548	Outreach Required
Gold	Metallix Refining Inc.	United States Of America	CID003557	Outreach Required
Tin	Fabrica Auricchio Industria e Comercio Ltda.	Brazil	CID003582	Conformant
Tungsten	Fujian Xinlu Tungsten Co., Ltd.	China	CID003609	Non Conformant
Tungsten	OOO “Technolom” 2	Russian Federation	CID003612	RMI Due Diligence Review - Unable to Proceed
Tungsten	OOO “Technolom” 1	Russian Federation	CID003614	RMI Due Diligence Review - Unable to Proceed
Gold	WEEEREFINING	France	CID003615	Non Conformant
Tungsten	YUDU ANSHENG TUNGSTEN CO., LTD.	China	CID003662	Outreach Required
Gold	Dongwu Gold Group	China	CID003663	Outreach Required
Gold	Sam Precious Metals	United Arab Emirates	CID003666	Outreach Required
Gold	NOBLE METAL SERVICES	United States Of America	CID003690	Outreach Required
Tantalum	5D Production OU	Estonia	CID003926	Outreach Required
Tungsten	Tungsten Vietnam Joint Stock Company	Viet Nam	CID003993	Conformant
Tungsten	Nam Viet Cromit Joint Stock Company	Viet Nam	CID004034	Outreach Required
Tantalum	PowerX Ltd.	Rwanda	CID004054	Conformant
Tin	Mining Minerals Resources SARL	Congo, Democratic Republic Of The	CID004065	Conformant
Tungsten	Lianyou Resources Co., Ltd.	Taiwan, Province Of China	CID004397	Conformant

Tungsten	Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	China	CID004430	Conformant
Gold	SHENZHEN JINJUNWEI RESOURCE COMPREHENSIVE DEVELOPMENT CO., LTD.	China	CID004435	Outreach Required
Tungsten	Philippine Carreytech Metal Corp.	Philippines	CID004438	Non Conformant
Gold	GG Refinery Ltd.	Tanzania, United Republic Of	CID004506	Conformant
Tin	RIKAYAA GREENTECH PRIVATE LIMITED	India	CID004692	Outreach Required
Gold	Attero Recycling Pvt Ltd	India	CID004697	Outreach Required
Gold	SOLEIL METALS (Chala One Plant)	Peru	CID004704	Active
Gold	SOLEIL METALS (YAKARI Plant)	Peru	CID004705	Active
Tin	Woodcross Smelting Company Limited	Uganda	CID004724	Conformant
Tin	Global Advanced Metals Greenbushes Pty Ltd.	Australia	CID004754	Conformant
Tin	Longnan Chuangyue Environmental Protection Technology Development Co., Ltd	China	CID004796	Outreach Required
Tungsten	Philippine Bonway Manufacturing Industrial Corporation	Philippines	CID004797	Conformant
Tantalum	Jiangxi Sanshi Nonferrous Metals Co., Ltd	China	CID004813	Active
Tin	Dongguan Best Alloys Co., Ltd.	China	CID000377	Conformant
Tungsten	Uzbek Refractory and Heat-Resistant Metals	Uzbekistan	CID002660	Active
Tin	Conecsus LLC	United States Of America	CID003504	Active
Gold	TITAN COMPANY LIMITED, JEWELLERY DIVISION	India	CID004491	Non Conformant
Tungsten	KENEE MINING VIETNAM COMPANY LIMITED	Viet Nam	CID004619	Conformant
Gold	Gasabo Gold Refinery Ltd	Rwanda	CID005006	RMI Due Diligence Review - Unable to Proceed
Tungsten	Jing Yuan Tungsten Technology Co., Ltd.	Taiwan, Province Of China	CID005012	Conformant
Gold	Minera Titán del Perú SRL (MTP) - Belen Plant	Peru	CID005014	Active
Tungsten	S.P.T. spol.s r.o.	Czechia	CID005068	Conformant
Tin	P Kay Metal, Inc	United States Of America	CID005189	Conformant
Tungsten	Tungamoy Metals Inc.	Korea, Republic Of	CID005248	Conformant

Appendix B: Countries of Origin

China	Nigeria	Madagascar	Italy	Finland
Brazil	United Kingdom	Netherlands	Ghana	Dominica
Australia	Guyana	Rwanda	South Sudan	Kyrgyzstan
Japan	Kazakhstan	Hong Kong	Sweden	Benin
Canada	Hungary	Mozambique	Eritrea	Dominican Republic
United States	Ecuador	Slovakia	Saudi Arabia	Liberia
Indonesia	Cambodia	Panama	Papua New Guinea	Bulgaria
Peru	Myanmar	South Africa	United Arab Emirates	Mauritania
Germany	Luxembourg	Burundi	Belarus	Central African Republic
Malaysia	Ireland	Congo	Poland	Georgia
Chile	Switzerland	Bolivia (Plurinational State of)	Mali	Senegal
India	France	Suriname	El Salvador	Tajikistan
Austria	Ethiopia	Philippines	Burkina Faso	Serbia
Korea	Singapore	Andorra	New Zealand	Fiji
Argentina	Namibia	Tanzania	Guatemala	Lithuania
Mongolia	Mexico	Zimbabwe	Liechtenstein	Oman
Thailand	Israel	Guinea	Armenia	Botswana
Colombia	Estonia	Zambia	Nicaragua	Kenya
Spain	Taiwan	Djibouti	Honduras	Cyprus
Portugal	Democratic Republic of Congo	Sudan	Morocco	Uruguay
Niger	Sierra Leone	Turkey	Uganda	Bermuda
Belgium	Viet Nam	Angola	Azerbaijan	Albania
Russian Federation	Egypt	Uzbekistan	Jersey	Solomon Islands
Norway